Exhibit 4

Buenos Aires, Argentina

May 11, 2016

Messrs.
PAMPA ENERGIA S.A.

Pampa Energía S.A.

Ortiz de Ocampo 3302, Edificio 4

C1425DSR, Buenos Aires

Argentina

Attn: Mr. Gabriel Cohen

Ref:  Irrevocable Loan Offer N° 01‑2016.

Dear Sirs,

Emes Energia Argentina LLC, a limited liability company organized under the laws of the state of Delaware (the “Lender”); as a result of previous negotiations, hereby irrevocably offers to PAMPA ENERGIA S.A., a corporation (sociedad anónima) organized under the laws of Argentina, with its registered offices at Ortiz de Ocampo 3302, Edificio 4, C1425DSR, Buenos Aires, Argentina (the “Borrower”, and together with Lender, the “Parties”), to enter into a Loan Agreement which, if this Offer is accepted, would be governed by the terms and conditions set forth in Annex I hereto (the “Offer”).

The Offer is also subject to the following terms:

First:  Lender grants Borrower a maximum term of five (5) days to accept the Offer. During this term the Offer shall be irrevocable. The Offer may only be accepted or rejected in its entirety.

Second: The Offer shall be considered accepted if Borrower, within the time period detailed in the preceding paragraph, delivers to us a notice of acceptance in the terms set forth in Annex II hereto (the “Notice of Acceptance”). We will issue an acknowledgment of receipt of your Notice of Acceptance in the form of Annex III hereto.  Upon acceptance of this Offer in accordance with the procedure set forth above, the Loan Agreement shall become in full force and effect in accordance with its terms as if each of the Parties thereto had executed and delivered the same and shall be legally binding and enforceable to each and all of the Parties, and each and all of them shall become parties to the Loan Agreement. The Loan Agreement shall be deemed entered into and become effective as of the date on which the Notice of Acceptance is delivered to Lender.

Third: Once accepted, this Offer together with the Loan Agreement attached as Annex I hereto, shall constitute the entire agreement of the Parties in connection with the subject matter hereof.

This Offer shall be governed by and construed in accordance with the laws of the State of New York.

Emes Energia Argentina LLC

/s/ Damián Mindlin

Name: Damián Mindlin
Title: Managing Director

ANNEX I to Irrevocable Loan Offer N° 01-2016

TERMS AND CONDITIONS OF LOAN AGREEMENT

[see attached]

EXECUTION VERSION

ANNEX I

LOAN AGREEMENT

LOAN AGREEMENT, dated as of May 13, 2016 (this “Agreement”), between Pampa Energía S.A., as borrower (the “Borrower”) and Emes Energía Argentina LLC, as lender (the “Lender”). Borrower and Lender are each referred to herein as a “Party” and, together, the “Parties”.

RECITALS

WHEREAS, Borrower has entered into a sale and purchase agreement dated as of May 13, 2016 (the “SPA”) for the acquisition of all of the equity held by Petrobras International Braspetro B.V. (“PIBV”)  in Petrobras Participaciones S.L. (“PPSL”), which in turn holds sixty seven point two percent (67.2%) of the equity of Petrobras Argentina S.A. (“PZE”, and the transactions under the SPA, the “Acquisition”);

WHEREAS, pursuant to the SPA, Borrower has also agreed to purchase an aggregate principal amount of outstanding debt of PPSL (such outstanding principal amount and all rights and obligations of Borrower under such debt, the “Acquired Debt”); and

WHEREAS, Lender has agreed to extend to Borrower, term loans in the aggregate principal amount of $50,000,000 (Fifty Million Dollars) to fund a portion of the purchase price of the Acquisition, on the terms and subject to the conditions set forth herein, which loans are subject to prepayment under the circumstances set forth herein.

NOW THEREFORE, in consideration of the premises and the mutual covenants and the agreements herein set forth, the Parties hereby agree as follows:

Section 1.                Certain Definitions.  As used in this Agreement, the following terms have the meanings stated:

“Acquisition” has the meaning set forth in the Recitals hereto.

“Acquisition Date” means the date on which the closing of the Acquisition occurs pursuant to and in accordance with the SPA.

“Acquired Debt” has the meaning set forth in the Recitals hereto.

“ADR” means American Depositary Receipt.

“Affiliate” of a Person means any other Person that directly or indirectly controls, is controlled by or is under common control with, the Person.  The term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Agreement” has the meaning set forth in the Preamble hereto.

“Borrower” has the meaning set forth in the Preamble hereto.

“Borrower Shareholder Approval” means approval at a duly convened meeting by the requisite quorum and majorities of Borrower’s shareholders of the issuance of shares of Borrower for either (x) the Exchange Offer or (y) the Merger.

“Bridge Loans” means the bridge loans to be provided to Borrower for purposes of paying the purchase price for the Acquisition pursuant to and in accordance with the commitment letter, dated May 13, 2016, among Citigroup Global Markets Inc., Deutsche Bank AG, London Branch, Banco de Galicia y Buenos Aires S.A., and Industrial and Commercial Bank of China Limited, Dubai (DIFC) Branch.

“Business Day” means any day that is not a Saturday, Sunday or other day on which banking institutions in New York, New York, or Buenos Aires, Argentina, are authorized or required by law to close.

“Change in Law” means (a) the adoption of any law, rule or regulation after the Signing Date, (b) any change in law, rule or regulation or in the interpretation or application thereof by any Governmental Authority after the Signing Date or (c) compliance by the Lender with any written request, guideline or directive (whether or not having the force of law) of any Governmental Body, made or issued after the Signing Date; provided, however, that, notwithstanding anything herein to the contrary, (x) all requests, rules, guidelines or directives under or issued in connection with the Dodd-Frank Wall Street Reform and Consumer Protection Act or any equivalent European regulation, all interpretations and applications thereof and any compliance by the Lender with any request or directive relating thereto and (y) all requests, rules, guidelines or directives promulgated under or in connection with, all interpretations and applications of, and any compliance by the Lender with any request or directive relating to International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or the United States of America or foreign regulatory authorities, in each case pursuant to Basel III, shall in each case be deemed to be a “Change in Law”.

“Commitment” means the First Draw Commitment or the Second Draw Commitment, as applicable.

“Consents” means any approval, consent, authorization or order of, notice to or other registration or filing with, or any other action by, any Governmental Body or other Person.

“Dollars” and the sign “$” mean the lawful money of the United States of America.

“First Draw Commitment” means the commitment of Lender to make or otherwise fund the First Draw Loan in accordance with Section 2 in the amount of $10,000,000 (Ten Million Dollars).

“First Draw Loan” has the meaning set forth in Section 2(a)(i).

“Funding Notice” means a notice substantially in the form of Exhibit A.

“Exchange Offer” means an exchange offer made to the minority shareholders of PZE commenced by Borrower, offering to exchange, for each share/ADR of PZE, a number of shares/ADRs of Borrower based on the Exchange Ratio.

“Exchange Ratio” shall mean a fixed exchange ratio for exchanging the shares/ADRs of PZE into shares/ADRs of Borrower, to be determined by Borrower in advance of the launch of the Exchange Offer or the consummation of the Merger, as the case may be.

“Governmental Body” means any governmental body of any type, including, without limitation, any agency, bureau, commission, court, department, official, political subdivision, tribunal or other instrumentality of any administrative, judicial, legislative, executive, regulatory, police or taxing authority of any government, whether supranational, national, federal, state, regional, provincial, local, domestic or foreign.

“Lender” has the meaning set forth in the Preamble hereto.

“Liens” means any liens, pledges, claims, encumbrances, security interests, community property rights, charges, encumbrances, equities, options or other restrictions.

“Loan” and “Loans” have the meanings set forth in Section 2(a)(ii).

“Maturity Date” means the earliest of:  (a) the date on which the SPA is terminated for any reason prior to the consummation of the Acquisition; (b) the date of the consummation of the Acquisition if the conditions set forth in Section 5(a) are not satisfied (or waived by Lender) on such date; (c) the date that is 12 months after the Signing Date if the Acquisition has not been consummated on or prior to such date; (d) the date that is 12 months after the Acquisition Date; and (e) the date on which all Loans shall otherwise become due and payable in full hereunder, whether by acceleration or otherwise; provided that, in the event the Acquisition is consummated, (x) the Maturity Date shall mean the later of (x) the earliest of the dates set forth in clauses (d) and (e) above and (y) the date on which the Bridge Loans shall have been repaid in full pursuant to the terms thereof; provided further that Lender shall have the right to extend in one-month increments (up to a maximum of six months) (i) the 12-month period described in clause (c) if Lender determines, in its sole and absolute discretion, that the Acquisition is likely to be consummated within such extended period or (ii) the 12-month period described in clause (d) if neither the Exchange Offer nor the Merger has been consummated on or prior to such date and Lender determines, in its sole and absolute discretion, that either the Exchange Offer or the Merger is likely to be consummated within such extended period.  In the event the Maturity Date as described above does not fall on Business Day, the Maturity Date shall be the Business Day immediately succeeding such day.

“Merger” means the merger of PZE with and into Borrower pursuant to which Borrower shall be the surviving company.

“Notices” has the meaning set forth in Section 10(b).

“NYSE” means the New York Stock Exchange.

“Party” and “Parties” have the meaning set forth in the Preamble hereto.

“Pampa ADRS” means freely tradable ADRs of Borrower listed for trading on the NYSE.

“Per-Pampa ADR WAP” means the weighted average quotation price on the NYSE per ADR of Borrower for the preceding thirty (30) trading days prior to the Signing Date.

“Person” means and includes natural persons, corporations, limited partnerships, general partnerships, limited liability companies, limited liability partnerships, joint stock companies, associations, companies, trusts, banks, trust companies, land trusts, business trusts or other organizations, whether or not legal entities, other legal entities and Governmental Bodies.

“PIBV” has the meaning set forth in the Recitals hereto.

“PPSL” has the meaning set forth in the Recitals hereto.

“Prepayment Date” has the meaning set forth in Section 3(b)

“PZE” has the meaning set forth in the Recitals hereto.

“PZE ADRS” means an aggregate number of freely tradable ADRs of PZE listed for trading on the NYSE that, if tendered into the Exchange Offer or Merger, as applicable, would entitle Lender to receive a number of Pampa ADRS, based on the Exchange Ratio, equal to the quotient resulting from dividing (x) all or, at the option of Lender, a portion of the aggregate outstanding principal amount of the Repayment Debt by (y) the Per-Pampa ADR WAP.

“Representatives” means, with respect to any Person, such Person’s accountants, counsel, financial and other advisers, representatives, consultants, directors, officers, employees, stockholders, partners, members and agents.

“Repayment Debt” means an amount of Acquired Debt outstanding under Loan Agreement MT4001000615, dated October 16, 2015, by and between PPSL and PIBV (together with all of Borrower’s rights, title and interest in or under such Acquired Debt), equal to the aggregate value of (x) the number of PZE ADRS times (y) the price per ADR of PZE on the NYSE as of the close of trading on the day prior to the Prepayment Date.

“Second Draw” means the lending by Lender, and borrowing by Borrower, of the Second Draw Loan.

“Second Draw Commitment” means the commitment of Lender to make or otherwise fund the Second Draw Loan, in accordance with Section 2.1, in the amount of $40,000,000 (Forty Million Dollars).

“Second Draw Date” means the date on which Lender makes the Second Draw Loan to Borrower.

“Second Draw Loan” has the meaning set forth in Section 2.1(a)(ii).

“Signing Date” means May 13, 2016, the date on which the SPA was entered into by the parties thereto.

“SPA” has the meaning set forth in the Recitals hereto.

“Spanish Insolvency Law” shall mean the Spanish Insolvency Law 22/2003, of July 9 (Ley 22/2003, de 9 de julio, Concursal) as amended or substituted from time to time.

“Taxes” means all taxes, levies, imposts, stamp taxes, duties, charges to tax, fees, deductions, withholdings, royalties, charges, compulsory loans or restrictions or conditions resulting in a charge which are imposed, levied, collected, withheld or assessed by any political subdivision or taxing authority as of the date of this Agreement or at any time in the future together with interest thereon and penalties with respect thereto, if any, and any payments of principal, interest, charges, fees or other amounts made on or in respect thereof, including without limitation production and severance taxes and windfall profit taxes, and “Tax” shall be construed accordingly.

Section 2.                Loans.

(a)                Term Loans.  Subject to the terms and conditions hereof, Lender agrees to make the following loans:

(i)	on the Signing Date, a loan to Borrower in Dollars in an amount equal to the First Draw Commitment (the “First Draw Loan”); and
(ii)

on the Acquisition Date, a loan to Borrower in Dollars in an amount equal to the Second Draw Commitment (the “Second Draw Loan” and, together with the First Draw Loan, the “Loans” and each, a “Loan”), in each case, by wire transfer of the amount of the applicable Loan in immediately available funds in Dollars to the account of Borrower that is designated in writing to Lender by Borrower in a Funding Notice on or prior to the Signing Date or the Acquisition Date, as applicable.

(b)               Borrower’s Obligation to Borrow.  If Lender makes the First Draw Loan available on the Signing Date, Borrower shall borrow the First Draw Loan on such date.  If Lender makes the Second Draw Loan available on the Acquisition Date, Borrower shall borrower the Second Draw Loan on such date.

(c)                Borrowing Mechanics for Term Loans.  Borrower may make only one borrowing under each of the First Draw Loan and the Second Draw Loan.  Any amount borrowed hereunder and subsequently repaid or prepaid may not be reborrowed.  Subject to Section 3(b), all amounts owed hereunder with respect to the First Draw Loan and the Second Draw Loan shall be paid in full no later than the Maturity Date.

(d)               Termination of Commitments.  Lender’s First Draw Commitment shall terminate immediately and without further action on the Signing Date after giving effect to the funding of the First Draw Commitment on such date.  Lender’s Second Draw Commitment shall terminate immediately and without further action upon the earliest to occur of (i) the Acquisition Date after giving effect to the funding of the Second Draw Commitment on such date and (ii) the Maturity Date.

(e)                Lender’s Evidence of Debt.  Lender shall maintain on its internal records an account or accounts evidencing the Loans, including the amounts of any Loan made by it and each repayment and prepayment in respect thereof.  Any such recordation shall be conclusive and binding on Borrower, absent manifest error; provided that the failure to make any such recordation, or any error in such recordation, shall not affect Borrower’s obligations in respect of any applicable Loans.

(f)                Interest on Loans

(i)	Except as otherwise set forth herein, the Loans shall not bear interest.
(ii)

In the event the Maturity Date occurs prior to the Second Draw Date the First Draw Loan shall be deemed to have accrued interest at a rate of 7.0% (seven percent) per annum calculated from the date hereof through the repayment thereof.

(iii)

Interest payable hereunder shall be computed on the basis of a 365 or 366 day year, as the case may be, in each case for the actual number of days elapsed in the period during which it accrues.  In computing interest on any Loan, the date of the making of such Loan shall be excluded, and the date of payment of such Loan shall be included; provided that if a Loan is repaid on the same day on which it is made, one day’s interest shall be paid on that Loan.

(iv)

Except as otherwise set forth herein, interest on each Loan shall accrue on a daily basis from the date of the applicable Loan and shall be payable in arrears on the Maturity Date; provided that no interest shall be payable in respect of any portion of the aggregate principal amount of a Loan that is not outstanding on the Maturity Date as a result of its prepayment in accordance with Section 3(b).

Section 3.                Repayment.

(a)                Unless otherwise repaid or prepaid pursuant to the terms of Section 3(b), Borrower shall repay to Lender on the Maturity Date for the Loans, the aggregate principal amount of all Loans outstanding on such date, together with any and all accrued interest and fees; provided however, that if the Maturity Date occurs prior to the Second Draw Date for any reason, Borrower shall only be required to repay the First Draw Loan (together with any and all accrued interest and other fees related thereto including any additional amounts required to be paid to Lender under Section 3(c)(iii) below) to the extent PIBV shall have returned to Borrower the advance payment made by Borrower to PIBV in accordance with and pursuant to the SPA.  Other than as set forth in Section 3(b), Borrower shall not be entitled to make any prepayments of any amounts outstanding under the Loans or to reduce the amount of the First Draw Commitment or the Second Draw Commitment.

(b)               Mandatory Prepayment of Loans with Repayment Debt.  Prior to the earliest to occur of (i) the expiration of the Exchange Offer and (ii) the consummation of the Merger (such date, the “Prepayment Date”), Borrower shall repay all of the aggregate amounts then outstanding under the Loans by delivering to Lender the Repayment Debt and Lender shall have the obligation to accept the Repayment Debt as payment in full for all of the aggregate amounts then outstanding under the Loans; provided however, that Lender shall not have the obligation to accept the Repayment Debt in the event the Repayment Debt is not delivered with sufficient time for Lender to cause the Repayment Debt to be repaid by delivery of PZE ADRS and for Lender to tender such PZE ADRS in the Exchange Offer or the Merger, as applicable.

(c)              Payments Generally.

(i)

Except as set forth in Section 3(b), all payments by Borrower of principal, interest and fees shall be made in Dollars in immediately available funds, without defense, recoupment, setoff or counterclaim, free of any restriction or condition.

(ii)	All sums payable by or on behalf of Borrower hereunder shall (except to the extent required by law) be paid free and clear of, and without any deduction or withholding on account of, any Tax.
(iii)

If Borrower or other applicable withholding agent is required by law to make any deduction or withholding on account of any Tax from any sum paid or payable by Borrower hereunder:  (A) Borrower shall notify Lender of any such requirement or any change in any such requirement as soon as it becomes aware of it; (B) Borrower shall pay, or cause to be paid, any such Tax before the date on which penalties attach thereto, if the liability to pay is imposed on Borrower; (C) the sum payable by Borrower in respect of which the relevant deduction, withholding or payment is required shall be increased to the extent necessary to ensure that, after the making of the deduction, withholding or payment for such Tax that Lender receives on the due date a net sum equal to what it would have received had no such deduction, withholding or payment for Taxes been required or made; and (D) as soon as practicable after the due date of payment of any Tax which it is required by clause (B) above to pay, Borrower shall deliver to Lender an official receipt, certified copy thereof, or other evidence satisfactory to Lender evidencing such payment to the relevant taxing or other authority.

(iv)

Borrower shall pay any present or future stamp, transfer or documentary taxes or any other excise or property taxes, charges or similar levies, and any penalties, additions to tax or interest due with respect thereto, that may be imposed by any jurisdiction in connection with the transactions contemplated by this Agreement.

(d)	Increased Costs

(i)                If any Change in Law shall:

(A)          impose, modify or deem applicable any reserve, special deposit, compulsory loan, insurance charge or similar requirement against assets of, deposits with or for the account of, or credit extended by, the Lender;

(B)           subject the Lender to any Taxes, other than (i) any Taxes in respect of which additional amounts are payable pursuant to Section 3(c)(iii), or (ii) any Taxes imposed on or measured by the net income of the Lender; or

(C)           impose on any Lender any other condition, cost or expense (other than Taxes) affecting this Agreement or Loans made by the Lender;

and the result of any of the foregoing shall be to increase the cost to the Lender of making or maintaining any Loan (or of maintaining its obligation to make any such Loan) or to reduce the amount of any sum received or receivable by the Lender (whether of principal, interest or otherwise), then the Borrower will pay to the Lender such additional amount or amounts as will compensate the Lender for such additional costs incurred or reduction suffered.

(ii)             A certificate of the Lender setting forth the amount or amounts necessary to compensate the Lender or its holding company, as applicable, as specified in paragraph (i) of this Section 3(d) shall be delivered to the Borrower and shall be conclusive absent manifest error.  The Borrower shall pay the Lender the amount shown as due on any such certificate within 10 Business Days after receipt thereof.

(iii)           Promptly after the Lender has determined that it will make a request for increased compensation pursuant to this Section 3(d), the Lender shall notify the Borrower.  Failure or delay on the part of the Lender to demand compensation pursuant to this Section 3(d) shall not constitute a waiver of the Lender’s right to demand such compensation; provided that the Borrower shall not be required to compensate the Lender pursuant to this Section 3(d) for any increased costs or reductions incurred more than 90 days prior to the date that the Lender notifies the Borrower of the Change in Law giving rise to such increased costs or reductions and of the Lender’s intention to claim compensation therefor; provided, further, that if the Change in Law giving rise to such increased costs or reductions is retroactive, then the 90 day period referred to above shall be extended to include the period of retroactive effect thereof.

Section 4.                Covenants of Borrower.

(a)                Use of Proceeds. Borrower shall use the Loans solely to fund a portion of the purchase price of the Acquisition; provided that the First Draw Loan may be used by Borrower to reimburse or repay any provider of funds in respect of Borrower’s payment of the portion of the purchase price paid on the Signing Date pursuant to the SPA.

(b)               Modifications to Repayment Debt. Immediately prior to the delivery of the Repayment Debt, Borrower shall, and shall cause PPSL to, amend and modify the terms and conditions of the Repayment Debt as set forth on Schedule 1 hereto.

(c)                Liens on PZE ADRS.  Borrower agrees that, in the event Lender elects to have the Repayment Debt repaid by delivery of the PZE ADRS, such PZE ADRS shall be delivered to Lender free and clear of all Liens (other than such as may arise under the Bridge Loans).

(d)               Commitment Fee.   On the date hereof, Borrower shall pay to Lender a non-refundable cash amount equal to       percent (    %) of the total aggregate amount of the First Draw Commitment and Second Draw Commitment as good and valuable consideration for Lender’s commitment to provide the Second Draw Commitment on the Acquisition Date.

(e)                Exchange Offer or Merger. Borrower agrees (i) to use its reasonable best efforts to cause the Exchange Offer to be launched as soon as practicable after the Acquisition Date, and to consummate such Exchange Offer as soon as practicable after such launch, or, in the event that such Exchange Offer does not occur, to use its reasonable best efforts to cause the Merger to be consummated as soon as practicable following the Acquisition Date, (ii) to inform Lender of the occurrence of the Borrower Shareholder Approval within one Business Day thereof, (iii) to inform Lender of the approval and launch of an Exchange Offer within three Business Days thereof, which notice shall include the last possible date for Lender to cause the Repayment Debt to be repaid in the form of PZE ADRS in time to participate in such Exchange Offer, and (iv) in the event Lender participates in the Exchange Offer or Merger, as applicable, by tendering PZE ADRS that are subject to Liens imposed on them by the Bridge Loans, Borrower shall accept such PZE ADRS regardless of the existence of such Liens.

(f)                Amendments to Bridge Loans. Borrower shall (i) not amend, modify, waive any provision of, or grant any consent under, the Bridge Loans if such amendment, modification, waiver or consent would reasonably be expected to have an adverse effect on the ability of Borrower to obtain releases of any Liens on the PZE ADRS securing the obligations of Borrower under the Bridge Loans and (ii) provide Lender with at least ten (10) day’s prior written notice of any extension of the maturity under the Bridge Loans.

Section 5.                Conditions to the Second Draw.

(a)                Conditions Precedent to the Obligations of Lender.  The obligations of Lender under this Agreement intended to be performed on the Second Draw Date are expressly subject to the fulfillment of each of the following conditions, unless waived by Lender in writing, on or before the Second Draw:

(i)                 Representations and Warranties; Covenants.  As of the date of this Agreement and as of the Second Draw Date, the representations and warranties of Borrower set forth in this Agreement shall be true and correct in all respects on and as of such date, in each case to the same extent as though made on and as of that date.  Borrower shall have performed and complied in all respects with all of its covenants and other obligations contained in this Agreement required to be performed or complied with by Borrower on or before the Second Draw.

(ii)               No Injunctions.  As of the Second Draw Date, the consummation of the transactions contemplated hereby or under the SPA shall not have been enjoined or prohibited by any applicable law and no proceeding by or before any Governmental Body challenging such transactions shall have been initiated or threatened.

(b)               Conditions Precedent to the Obligations of Borrower.  The obligations of Borrower under this Agreement intended to be performed on the Second Draw Date are expressly subject to the fulfillment of each of the following conditions, unless waived by Borrower in writing, on or before the Second Draw:

(i)                 Representations and Warranties; Covenants.  As of the date of this Agreement and as of the Second Draw Date, the representations and warranties of Lender set forth in this Agreement shall be true and correct in all respects on and as of such date, in each case to the same extent as though made on and as of that date.  Lender shall have performed and complied in all material respects with all of its covenants and other obligations contained in this Agreement required to be performed or complied with by Lender at or before the Second Draw.

(ii)               No Injunctions.  As of the Second Draw Date, the consummation of the transactions contemplated hereby or under the SPA shall not have been enjoined or prohibited by any applicable law and no proceeding by or before any Governmental Body challenging such transactions shall have been initiated or threatened.

Section 6.                Representations and Warranties of Borrower.  Borrower represents and warrants to Lender, as of the date hereof and as of the Second Draw Date, as follows:

(a)                Power.  Borrower is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization.  Borrower has the necessary power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby.

(b)               Binding Effect.  This Agreement has been duly authorized, executed and delivered by Borrower and is the legal, valid and binding obligations of Borrower enforceable against it in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to or affecting the rights and remedies of creditors or by general equitable principles.

(c)                Non-Contravention.  The execution and delivery of this Agreement and the performance by Borrower of its obligations hereunder will not (i) violate or breach any provision of Borrower’s organizational documents, (ii) violate or breach any law, rule, regulation or order by which Borrower or any of its properties may be bound or (iii) breach, or result in a default under, any material contract or material agreement to which Borrower is a party or by which Borrower or any of its properties may be bound.

(d)               Consents.  No authorization, Consent, order or approval of, notice to or registration or filing with, or any other action by, any Governmental Body or other Person or entity is required or advisable in connection with (i) the due execution and delivery by Borrower of this Agreement, or (ii) the performance by Borrower of its obligations under this Agreement.

(e)                Litigation.  There is no action, lawsuit, arbitration, claim or proceeding, pending, or to the knowledge of Borrower, threatened, against Borrower against or involving (i) any of the transactions contemplated by this Agreement or (ii) the Acquisition.

(f)                No Brokers.  Borrower has not engaged or employed any finder, broker, agent or other intermediary in connection with the transactions described herein.  There are no fees, commissions or compensation payable by Lender to any such Person engaged or retained by, through or on behalf of Borrower in connection with the consummation of the transactions described herein.

(g)               Title.

(i)                 As of the Second Draw Date (immediately after the Acquisition), Borrower will beneficially and of record own, and will have good and valid title to, the Repayment Debt, free and clear of all Liens (other than such as may arise under this Agreement) and (b) upon the delivery of the Repayment Debt, Lender will acquire good and valid title to the Repayment Debt free and clear of all Liens.

(ii)               As of the Second Draw Date, PPSL will beneficially and of record own, and will have good and valid title to, all of the PZE ADRS, free and clear of all Liens (other than such as may arise under this Agreement or under the Bridge Loans).

(h)               Repayment Debt. The Repayment Debt is a legal, valid and binding obligation of PPSL, subject to (a) the effects of bankruptcy, insolvency, moratorium, reorganization, fraudulent conveyance or other similar laws affecting creditors’ rights generally and (b) general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

(i)                 PZE ADRS and Pampa ADRS.  As of any date on which Lender acquires any PZE ADRS pursuant to the terms of the Repayment Debt or Pampa ADRS in connection with any Exchange Offer or Merger, such PZE ADRS (and the underlying PZE shares) or Pampa ADRs (and the underlying shares of Borrower), as applicable, are or will be duly and validly authorized and issued by PZE or Borrower, as applicable (or the ADS depositary therefor in each case), and fully paid and nonassessable.

Section 7.                Representations and Warranties of Lender.  Lender represents and warrants to Borrower, as of the date hereof and as of the Second Draw Date, as follows:

(a)                Power.  Lender is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization.  Lender has the necessary power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby.

(b)               Binding Effect.  Upon execution and delivery thereof, this Agreement shall be duly authorized, executed and delivered by Lender and shall constitute a legal, valid and binding obligation of Lender enforceable against it in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to or affecting the rights and remedies of creditors or by general equitable principles.

(c)                Non-Contravention.  The execution, delivery and performance of this Agreement, and the performance by Lender of its obligations hereunder will not (i) violate or breach any provision of Lender’s organizational documents, (ii) violate or breach any law, rule, regulation or order by which Lender may be bound or (iii) breach, or result in a default under, any material contract or material agreement to which Lender is a party or by which Lender may be bound.

(d)               Consents.  No authorization, Consent, order or approval of, notice to or registration or filing with, or any other action by, any Governmental Body or other Person or entity is required or advisable in connection with (i) the due execution and delivery by Lender of this Agreement or (ii) the performance by Lender of its obligations under this Agreement.

(e)                Litigation.  There is no action, lawsuit, arbitration, claim or proceeding, pending, or to the knowledge of Lender, threatened, against Lender against or involving (i) any of the transactions contemplated by this Agreement or (ii) the Acquisition.

(f)                No Brokers.  Lender has not engaged or employed any finder, broker, agent or other intermediary in connection with the transactions described herein.  There are no fees, commissions or compensation payable by Borrower to any such Person engaged or retained by, through or on behalf of Lender in connection with the consummation of the transactions described herein.

Section 8.                Events of Default. If any one or more of the following conditions or events shall occur:

(a)                Failure to Pay Principal.  A default shall be made in the payment of any principal of any Loan when and as the same shall become due and payable, whether at the due date thereof, at a date fixed for prepayment thereof, by acceleration thereof or otherwise;

(b)               Failure to Pay Interest. A default shall be made in the payment of any interest on any Loan or in the payment of any other amount (other than an amount referred to in Section 8(a)) due hereunder, when and as the same shall become due and payable, and such default shall continue unremedied for a period of five Business Days;

(c)                Representations and Warranties.  Any representation or warranty made by Borrower hereunder shall prove to have been false in any material respect when so made;

(d)               Covenants.  (i) Any default shall be made in the due observance or performance by Borrower of any covenant contained in Section 4 or (ii) default shall be made in the due observance or performance by Borrower of any covenant, condition or agreement contained hereunder (other than any default specified in paragraph (a) or (b) above or clause (d)(i) above), and such default shall continue unremedied for a period of 30 days;

(e)                Cross-Acceleration.  (i) Either of PPSL or Borrower fails to pay when due any principal of or interest on any other indebtedness, in each case giving effect to any grace or cure period, or (ii) any event or condition shall occur that (A) results in any such indebtedness becoming due prior to its scheduled maturity or (B) enables or permits (with all applicable grace periods having expired) the holder or holders of such indebtedness or any trustee or agent on its or their behalf to cause such indebtedness to become due, or to require the prepayment, repurchase, redemption or defeasance thereof, prior to its scheduled maturity;

(f)                Involuntary Bankruptcy.  An involuntary case or proceeding shall be commenced or an involuntary petition shall be filed (including the filing of a notice of intention in respect thereof) relating to (i) the bankruptcy (quiebra), liquidation, reorganization, winding up, dissolution or suspension of general operations or other relief in respect of Borrower, PPSL or PZE, or of a substantial part of the property or assets of Borrower, PPSL or PZE under any liquidation, bankruptcy, insolvency, restructuring or similar debtor relief laws, (ii) the appointment of a liquidator, supervisor (veedor) receiver, administrator, administrative receiver, compulsory manager, interim receiver, receiver and manager, trustee, custodian, sequestrator, conservator or similar official for Borrower, PPSL or PZE, or for a substantial part of the property or assets of Borrower, PPSL or PZE; or (iii) the winding-up or liquidation of Borrower, PPSL or PZE; and such proceeding or petition shall continue undismissed for 60 days or an order or decree approving or ordering any of the foregoing shall be entered, including, in respect of PPSL, if (A) PPSL files any notification with a competent court giving notice of the commencement of negotiations with creditors to obtain support for an advance proposal for a creditors’ arrangement or to negotiate a refinancing agreement in accordance with article 5 bis of the Spanish Insolvency Law; (B) PPSL files a petition for insolvency (solicitud de concurso necesario) or is declared insolvent (declaración de concurso); (C) a third party files a petition for the insolvency (solicitud de concurso necesario) of PPSL or such proceedings commence with respect to PPSL; (D) a receiver (administración concursal) is appointed with respect to PPSL; (E) PPSL renegotiates a material portion of its payment obligations, files a request for a moratorium or enters into a voluntary arrangement with part or all of its creditors, whether within an insolvency proceeding or outside it (convenio concursal, acuerdo de refinanciación, homologación judicial de acuerdo de refinanciación, etc.) or (F) PPSL is unable to pay its debts as the fall due;

(g)               Voluntary Bankruptcy.  Borrower, PPSL or PZE shall (i) voluntarily commence any proceeding or file any petition or application or its shareholders shall pass a resolution seeking bankruptcy (quiebra), concurso preventivo, liquidation, winding up, reorganization or other relief under any liquidation, bankruptcy, insolvency, restructuring or similar debtor relief laws, (ii) consent to the institution of, or fail to contest in a timely and appropriate manner, any proceeding or the filing of any petition described in Section 8(e), (iii) apply for or consent to the appointment of a liquidator, supervisor (veedor), receiver, administrative receiver, administrator, compulsory manager, interim receiver, receiver and manager, receiver, trustee, custodian, sequestrator, conservator or similar official for Borrower, PPSL or PZE or for a substantial part of the property or assets of Borrower, PPSL or PZE, (iv) file an answer admitting the material allegations of a petition filed against it in any such proceeding, (v) enter into negotiations to execute, or files an acuerdo preventivo extrajudicial or any out-of-court reorganization agreement, (vi) make a general assignment for the benefit of creditors or (vii) become unable, admit in writing its inability or fail generally to pay its debts as they become due; or

(h)               Failure to Deliver the Repayment Debt.  Borrower shall fail to deliver the Repayment Debt when required to be delivered in accordance with Section 3(b), then, (i) in every such event (other than an event described in Section 8(e) or 8(f)), and at any time thereafter during the continuance of such event, Lender may, by notice to Borrower, take any or all of the following actions, at the same or different times:  (A) declare the Loans then outstanding to be immediately due and payable in whole or in part, whereupon the principal of the Loans so declared to be due and payable, together with accrued interest thereon and any unpaid accrued fees and all other liabilities of Borrower accrued hereunder, shall become immediately due and payable, without presentment, demand, protest or any other notice of any kind, all of which are hereby expressly waived by Borrower, anything contained herein to the contrary notwithstanding; (B) declare Commitments of Lender terminated, whereupon such Commitments shall be terminated; and (C) exercise all rights and remedies granted to it hereunder and all of its rights under any other applicable law or in equity, and (ii) in any event described in Section 8(e) or 8(f), the principal amount of the Loans then outstanding, together with accrued interest thereon and any unpaid accrued fees and all other liabilities of Borrower accrued hereunder, shall automatically become due and payable, without presentment, demand, protest or any other notice of any kind, all of which are hereby expressly waived by Borrower, anything contained herein to the contrary notwithstanding.

Section 9.                Subordination.

(a)        Except for payments by the Borrower to the Lender in the form of Repayment Debt as contemplated in Section 3(b), Lender agrees that, so long as any amounts are outstanding in respect of the Bridge Loans, (i) the payment by Borrower of the principal of, interest on, and all other amounts in respect of, the Loans, and all rights of Lender against Borrower, are expressly made subordinate and subject in right of payment to the prior indefeasible and unconditional payment in full of all the obligations under the Bridge Loans, and (ii) it will not ask, demand, sue for, take or receive from Borrower, by set-off or in any other manner, or retain payment (in whole or in part) of the Loans from Borrower, unless and until all of the obligations under the Bridge Loans have been indefeasibly paid in full and the commitments thereunder have expired or been terminated.

(b)        Notwithstanding anything herein to the contrary, and irrespective of whether any event of default under Section 8 shall have occurred or be continuing, Lender shall not, until all of the obligations under the Bridge Loan have been indefeasibly paid in full and the commitments thereunder terminated:

(i)         take, pursue or commence, undertake or institute any judicial or other steps, action or proceedings against Borrower (whether by itself or joined with any other creditor), with a view to commencing any insolvency or other proceedings for the winding up or liquidation of Borrower (including the appointing, or procuring the appointment of, an administrator or administrative receiver, liquidator, receiver, trustee in bankruptcy or other such enforcement officer in respect of Borrower or any of its assets); or

(ii)        foreclose on, take, claim, demand, seek or exercise remedies against any collateral security for the Loans, commence any judicial action or proceeding to collect payment of principal of, interest on, and other amounts in respect of the Loans, or take any steps to enforce any judgment or order obtained by it in respect of any other obligations or liabilities of Borrower.

Section 10.            Miscellaneous.

(a)                Fees and Expenses.  Each Party will be responsible for its own costs and expenses in connection with the negotiation and execution of this Agreement.

(b)               Notices.  All notices, requests, demands and other communications to any Party (collectively, “Notices”) will be (i) in writing and delivered personally, by overnight courier or by registered mail to the Parties at the addresses set forth below or (ii) sent by electronic mail to the email addresses or by fax to the fax number set forth below (or at such other address, email address or fax number as will be specified by a Party by like Notice given at least five calendar days prior thereto).  All Notices will be deemed delivered when actually received.

If to Lender:

Emes Energía Argentina LLC

Ortiz de Ocampo 3302

Edificio 4 – piso 4

Buenos Aires (1425)

Argentina

Attn: Florencia Tabakman

Telephone: (54) 11 4809-9500

Email:  ftabakman@grupoemes.com.ar

If to Borrower:

Pampa Energía S.A.

Ortiz de Ocampo, 3302, Edificio 4

C1425DSR

Ciudad de Buenos Aires

Argentina

Attn: Gabriel Cohen

With a copy to (which shall not constitute notice):

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, NY 10006

U.S.A.

Attn:  Juan G. Giráldez

Telephone:  212-225-2000

Facsimile:  212-225-3999

(c)                Entire Agreement; Counterparts; Amendments.  This Agreement constitutes the entire agreement of the Parties and supersedes all prior written or oral and all contemporaneous oral agreements, understandings and negotiations with respect to the subject matter hereof.  This Agreement may be executed in one or more counterparts, each of which will be deemed an original, but all of which taken together will constitute one and the same instrument.  Transmission by facsimile, emailed PDF attachment or other form of electronic transmission of an executed counterpart of this Agreement will be deemed to constitute due and sufficient delivery of such counterpart.  This Agreement may not be amended or modified except in writing by both of the Parties hereto and no condition herein (express or implied) may be waived except in writing by the Party whom the condition was meant to benefit.

(d)               Survival; Successors and Assigns.  All representations, warranties, covenants and other provisions made by the Parties will survive the execution, delivery, and performance of this Agreement.  This Agreement will inure to the benefit of and be binding upon the Parties and their respective successors and no other Person will have any right or obligation hereunder.

(e)                Severability.  The invalidity or unenforceability of any term or provision of this Agreement will not affect the validity or enforceability of any other term or provision hereof.  If any term or provision of this Agreement is for any reason determined to be invalid or unenforceable, there will be deemed to be made such changes (and only such changes) as are necessary to make it valid and enforceable.

(f)                Governing Law.  This Agreement will be governed by, and construed in accordance with, the laws of the State of New York (without reference to any conflicts of law provision) applicable to agreements made in and to be performed entirely within such state.

(g)               Submission to Jurisdiction.  Each of the Parties irrevocably and unconditionally submits to and accepts the exclusive jurisdiction of the United States District Court for the Southern District of New York located in the Borough of Manhattan or (if such court is not available) the courts of the State of New York located in the County of New York for any action, suit, or proceeding arising out of or based upon this Agreement or any matter relating to this Agreement, and waives any objection that it may have to the laying of venue in any such court or that such court is an inconvenient forum or does not have personal jurisdiction over it.

(h)               WAIVER OF JURY TRIAL.  EACH PARTY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT TO A TRIAL BY JURY OF ANY CLAIM OR CAUSE OF ACTION, OR IN ANY LEGAL PROCEEDING, DIRECTLY OR INDIRECTLY BASED UPON OR ARISING OUT OF THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

(i)                 Further Assurances.  Each Party agrees to (i) execute and deliver, or to cause to be executed and delivered, all such agreements, documents and instruments and (ii) take or cause to be taken all such actions as the other Party may reasonably request to effectuate the intent and purposes, and to carry out the terms, of this Agreement.

(j)                 Assignment.  Each Party agrees not to assign any of its rights, remedies or obligations described in this Agreement without the prior written consent of the other Party hereto, which consent may be withheld in such other Party’s sole discretion.

(k)               Confidential Information.  Except as permitted below, each Party shall treat as strictly confidential and shall not disclose any information received or obtained by it or its Representatives as a result of entering into or performing this Agreement which relates to (i) the entering into of and provisions of this Agreement or any other document or agreement entered into pursuant to this Agreement, (ii) the negotiations leading up to or relating to this Agreement and any such other agreements, or (iii) the other Party and/or its Affiliates (including relating to their business, financial or other affairs). Notwithstanding the above, nothing in this Agreement shall prohibit disclosure or use of any information if and to the extent: (i) required by law or by a regulatory or governmental authority of any jurisdiction; (ii) required for the purpose of any judicial proceedings arising out of this Agreement or any other agreement entered into under or pursuant to this Agreement or the disclosure is made to a tax authority in connection with the tax affairs of the disclosing party; (iii) required by any applicable securities exchange, or supervisory or regulatory or governmental body to which the relevant party is subject or submits, wherever situated, whether or not the requirement for disclosure has the force of law, (iv) made to the relevant party’s Representatives (or Affiliates or Representatives of its Affiliates), in each case; provided that the relevant party procures the agreement of the recipients of this information to adhere to the confidentiality provisions of this Agreement, (v) the information is or becomes publicly available (other than by breach of this Agreement), (vi) required for purposes of consummating the transactions contemplated by the SPA; provided that the relevant party procures the agreement of the recipients of this information to adhere to the confidentiality provisions of this Agreement, (vii) in the case of Lender, as necessary to solicit investments in Lender; provided that Lender procures the agreement of the recipients of this information to adhere to the confidentiality provisions of this Agreement, or (viii) the other Party has given prior written approval to the disclosure or use, provided that prior to disclosure or use of any information pursuant to clauses (i) or (iii) of this Section 10(k), the disclosing Party shall to the extent permissible promptly notify the other Party of such requirement with a view to providing that other party with the opportunity to contest such disclosure or use or otherwise to agree the timing and content of such disclosure or use, and further provided that, in the event that either Party or any Affiliate, has an obligation to make an announcement or issue a circular which shall include the other party’s confidential information, each of Borrower and Lender shall consult with the other insofar as is reasonably practicable prior to making such announcement or issuing any such circular.

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SCHEDULE 1 TO ANNEX I

Amendments and Modifications to

Terms and Conditions of the Repayment Debt

Set forth below is a summary of the principal terms and conditions of the Repayment Debt as it is to be modified and amended pursuant to Section 4(b) of this Agreement. Capitalized terms used but not defined herein shall have the respective meanings set forth in the Agreement.

Borrower:	Petrobras Participaciones S.L.
Lender:	Emes Energía Argentina LLC
Principal Amount:	Equal to the aggregate fair market value of the PZE ADRS on the Prepayment Date.
Interest Rate:	One percent (1%) per annum.
Maturity Date and Interest Payments:

The date that is one (1) year after the Acquisition Date.

In the event that all or part of the Repayment Debt shall not have been repaid via delivery of the PZE ADRS prior to such final maturity, the outstanding amount of Repayment Debt shall be repaid in cash on such final maturity, with interest accrued from the date the Loan was made through the date of repayment at the Interest Rate, plus an additional fee at a rate of six percent (6%) per annum accruing from the date the applicable portion of the Loan was funded;

Notwithstanding the above, (x) Pampa Energía S.A. (“Pampa”) shall have the right to extend the final maturity of the Repayment Debt in one-month increments (up to a maximum of six (6) months) if it determines that the Exchange Offer or Merger is likely to be consummated on or before such extended final maturity date and (y) the Repayment Debt shall not have become repayable other than in accordance with the terms set forth under Maturity and Interest Payments or Prepayment.

Prepayment:

In the event the Borrower Shareholder Approval occurs, the Repayment Debt shall be repayable in whole or in part, at the option of Lender in its sole discretion, at any time following such Borrower Shareholder Approval, until the consummation of such Exchange Offer or Merger, as the case may be, by the delivery by PPSL of the PZE ADRS to Lender; provided that in the event that Lender elects to receive all or any portion of the PZE ADRS as repayment for all or a portion of the Repayment Debt, Pampa shall have the right to require Lender to tender any such delivered PZE ADRS into the Exchange Offer or Merger; provided further that in the event any such PZE ADRS are subject to Liens imposed on them by the Bridge Loans, Borrower shall accept such PZE ADRS regardless of the existence of such Liens.

The Repayment Debt shall not otherwise be prepaid without the written consent of Lender, in its sole discretion.

Subordination:

The Repayment Debt shall be subordinated to the Bridge Loans on substantially the same terms as Section 9 of the Agreement, and Lender shall not be entitled to receive any payments in cash under the Repayment Debt prior to the repayment in full of the Bridge Loans.

Pampa shall (i) not amend, modify, waive any provision of, or grant any consent under, the Bridge Loans if such amendment, modification, waiver or consent would reasonably be expected to have an adverse effect on the ability of Pampa to obtain releases of any Liens on the PZE ADRS securing the obligations of Pampa under the Bridge Loans and (ii) provide Lender with at least ten (10) day’s prior written notice of any extension of the maturity under the Bridge Loans.

Negative Covenants:

The Repayment Debt shall contain customary restrictions on PPSL, including limitations on incurrence of additional indebtedness and liens, restricted payments, asset sales, entering into material agreements and changes to PPSL’s governing documents that could be adverse to Lender.

Gross Up:

Pampa and PPSL shall make any and all cash payments to Lender without any tax deduction or withholding, unless a tax deduction or withholding is required by law.  In case a tax deduction, withholding, or payment by Pampa or PPSL (including value added tax) is required by law, the amount of the payment due from Pampa or PPSL will be increased to the amount that (after making the tax deduction, withholding or payment) leaves the amount equal to the payment that would have been due if no tax deduction, withholding or payment had been required.

Representations and Warranties:	Usual and customary for instruments of this type to be mutually agreed by Lender and Pampa.
Indemnification:	Usual and customary for instruments of this type to be mutually agreed by Lender and Pampa.

ANNEX II to Irrevocable Loan Offer N° 01-2016

Form of Notice of Acceptance

Buenos Aires, Argentina

May 13, 2016

To:

Emes Energia Argentina LLC

Ortiz de Ocampo 3302

Edificio 4 – piso 4

Buenos Aires (1425)

Argentina

Attn: Florencia Tabakman

Ref:  Irrevocable Loan Offer N° 01‑2016.

Dear Sirs,

We hereby accept your Irrevocable Loan Offer N° 01-2016 dated May 11, 2016 in all its terms.

Sincerely,

PAMPA ENERGIA S.A. /s/ Gustavo Mariani Name: Gustavo Mariani Title: Attorney-in-Fact
/s/ Ricardo Torres Name: Ricardo Torres Title: Attorney-in-Fact

ANNEX III to Irrevocable Loan Offer N° 01 2016

Form of Receipt of Notice of Acceptance

Buenos Aires, Argentina

May 13, 2016

To:

PAMPA ENERGIA S.A.

Pampa Energía S.A.

Ortiz de Ocampo 3302, Edificio 4

C1425DSR, Buenos Aires

Argentina

Attn: Mr. Gabriel Cohen

Ref:  Irrevocable Loan Offer N° 01‑2016.

Dear Sirs,

We hereby confirm receipt of your Notice of Acceptance to our Irrevocable Loan Offer N° 01-2016 dated May 11, 2016.

Sincerely,

Emes Energia Argentina LLC /s/ Damián Mindlin Name: Damián Mindlin Title Managing Member